

<u>Via E-Mail</u>   September 25, 2012
Weidong Hong
Chief Executive Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Tower D, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013

>   **Re: Yucheng Technologies Limited**
>   **Schedule 13E-3**
>   **Filed August 24, 2012 by Yucheng Technologies Limited, New**
>   **Sihitech Limited, New Sihitech Acquisition Limited, Weidong**
>   **Hong, Sihitech Company Limited, Hong Wu, Yun Shi, Dong**
>   **Wang, Steve Shiping Dai, Rebecca B. Le, Chun Zheng, Xun**
>   **Yang, Weihua Hong, Lijing Ren, Yanmei Wang, Danhui Ma,**
>   **and Xinmin Yu**
>   **File No. 005-82213**

Dear Mr. Hong:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1.   We note that pursuant to the Exchangeable Notes Subscription Agreement, the Everbright entities may convert their notes into share of the company as early as following the Delisting (as defined in the Subscription Agreement). Please provide us your detailed analysis explaining why you do not believe the Everbright entities should be named as filing persons. Please tell us why you believe these entities are not affiliates engaged, directly or indirectly, in the going private transaction.

Introduction

2.   Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company.

Item 13. Financial Information, page 11

3.   Please provide the disclosure required by Item 1010(b) of Regulation M-A, or tell us why you believe the disclosure requirement is not applicable.

4.   Please revise to provide the ratio earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A, or explain why you believe such disclosure is not required.

Item 16. Exhibits, page 12

5.   Please file the Exchangeable Notes Subscription Agreement in its entirety. We note Exhibit 7.04 to the Schedule 13D filed on August 15, 2012 omits a large number of exhibits, schedules, and/or attachments.

Proxy Statement

Summary Term Sheet

Opinion of Roth, the Independent Committee's Financial Advisor, page 8

6.   Revise this section to state Roth's opinion.

7.   We note that the summary of the Roth report is qualified in its entirety by reference to the full text of the opinion, as disclosed on pages 9 and 37. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in a proxy statement. We note similar disclaimers on pages 62, 78, 91, and 92 for other documents. Please revise accordingly.

Special Factors

Background of the Merger, page 19

8.   Please revise to clarify whether Mr. Weidong Hong met with Lazard Asia in January 2012, as described on page 19, to discuss strategic alternatives available to the Company

in his personal capacity as a shareholder and investor, or whether he was acting on the behalf of the Company as an officer and director.

9.   Please revise to explain why Mr. Hong chose to proceed with negotiating terms for potential financing with Everbright over the other financial institutions he contacted, as described on page 19.

10.   On pages 21 through 23, you reference communication to and from the "Buyer Group," which is defined as the filing persons except for the registrant Yucheng Technologies Limited. However, on pages 19 and 23, you indicate that Mr. Hong did not contact any shareholders to form the Buyer Group until August 2012. Please revise this section to clearly indicate whether the Buyer Group refers to Mr. Hong and his affiliates prior to the signing of the Contribution Agreement.

11.   Please refer to the first paragraph on page 21. Revise your disclosure to explain why the independent committee considered Mr. Hong's unwillingness to sell his shares in the company in deciding against pursuing a market check. We note that Mr. Hong's share ownership would not prevent another transaction from being approved by your security holders.

12.   Please revise the entry for July 4, 2012 to describe the reasons for the changes made to the Company Financial Projections.

13.   On page 22, you indicate that your independent committee initially sought to a requirement that the Buyer Group use "best efforts instead of commercially reasonable efforts to obtain financing." Please revise to clarify the differences between "best efforts," "commercially reasonable efforts," and the standard eventually agreed to, "best reasonable efforts," as the final wording of the standard represented a significant amount of negotiation between the parties.

14.   Please revise to clarify whether Mr. Hong contacted any of your other shareholders beyond the Buyer Group, including your large shareholder Shah Capital Management, Inc.

15.   Please revise to clarify the reasons why the Shah Capital Management, Inc., which holds 11.9% of your outstanding shares, was not part of the Buyer Group.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

16.   Refer to the first, second and third "supportive" bullet points on page 26. Please explain what about the company's "business, financial condition, results of operations, prospects and competitive position," "global economic conditions," and "management's

view of [your] financial condition, results of operations, business, prospects and competitive position" the independent committee found supportive of its fairness determination.

17.   While you disclose the independent committee chose not to seek alternative transactions due to Mr. Hong's expressed intention not to sell his shares to any third party in an alternative transaction, please revise to describe any discussions or proposed alternatives the committee evaluated prior to solely negotiating with Mr. Hong and his advisors.

18.   We note that on page 24, your independent committee accepted a $3.90 per share merger consideration in exchange for, among other items, the elimination of the "go-shop" right the committee previously sought. Please revise to describe whether the independent committee considered whether the elimination of the "go-shop" right affected their ability to find alternate arrangements.

19.   On page 26, you indicate that the independent committee was empowered to reject Mr. Hong's merger proposal. Please revise to address the analysis, if any, that the independent committee performed to remain a public company and reject the going-private merger transaction. We note that you indicate that on page 27 that the key role of Mr. Hong in management and customer relationship matters made the committee believe that a third party transaction could not be completed. It is unclear, for example, whether the committee believed Mr. Hong would leave management if Yucheng Technologies remained a publicly registered company and that such a belief impacted their decision to approve the merger.

20.   We note that the independent committee and the board adopted Roth's analysis as their own. Please revise your disclosure address how any filing person relying on the Roth opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares "other than Excluded Shares," rather than all unaffiliated stockholders.

Position of the Buyer Group as the Fairness of the Merger, page 31

21.   Your inclusion of the members of the Buyer group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 34), currently stating that the Rollover Investors "may be deemed" affiliates of the company, to remove doubt from this conclusion.

22.   Please revise to explain why you believe that since the proposed merger is not conditioned on any financing obtained by the Parent or Merger Sub, it will increase the likelihood that the merger will be consummated and merger consideration paid to shareholders. Since Mr. Hong and his affiliates are only contracted to provide a small

portion of the merger consideration to unaffiliated shareholders, it is unclear how the proposed merger will close without sufficient financing in place.

Purposes and Reasons of the Buyer Group for the Merger, page 34

23.   We note that Mr. Hong initiated the Rule 13e-3 going private transaction and did not form the Buyer Group consisting of the Rolling Shareholders until after he issued the non-binding proposal letter on May 21, 2012. Further, Mr. Hong and his affiliates negotiated with the independent committee over terms and raised the merger consideration offer price to $3.90 prior to forming the Buyer Group with the Rolling Shareholders. Accordingly, it appears that Mr. Hong was the driving force for the merger and much of the negotiations over the terms had already occurred prior to the formation of the final Buyer Group. Please revise to clarify whether the Rolling Shareholders may have separate and distinct purposes and reasons for undertaking the going private transaction and merger at this time. For example, the independent committee noted that it did not perform a pre-signing market check due to, in part, its limited options caused by Mr. Hong's position that he would not sell his shares in an alternative transaction.

24.   While you indicate on pages 33 and 34 that the Buyer Group did not perform a valuation analysis or any appraisals, please revise to clarify whether a purpose and reason for the going private transaction was due, in part, to Mr. Hong's or the Rolling Shareholders' belief that the shares were undervalued. We note that your stock price for your ADS exceeded the merger consideration price of $3.90 as late as the second quarter of 2011.

Certain Financial Projections, page 35

25.   Please revise to describe the "numerous assumptions and estimates as to future events," if material, made by your management that underlie your financial projections.

26.   We note your disclosure on page 20 that the disclosed projections are summarized. Disclose the full projections or tell us why you do not believe the full projections should be disclosed.

Opinion of Roth, the Independent Committee's Financial Advisor, page 37

27.   We note your disclosure on page 20 that Roth provided preliminary financial analyses to the independent committee on June 27, 2012. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation.

28.   Please revise to disclose the data underlying the results described in each analysis and **to show how that information resulted in the multiples/values disclosed**. For example, disclose (i) the enterprise values, LTM revenues, 2011 and 2012 revenues, LTM,

2011and 2012 EBITDA and LTM, 2011 and 2012 P/E information for each comparable company that is the basis for the multiples disclosed on page 39 with respect to the Selected Publicly Traded Comparable companies, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 41 with respect to the Selected Comparable Transaction analysis, (iii) the company's unlevered, after-tax free cash flows attributable to shareholders from August 1, 2012 through fiscal year 2021 used in conducting the Discounted Cash Flow analysis, and (iv) the transaction data from each transaction referenced in the Analysis of Implied Premia.

Selected Comparable Transaction Analysis, page 40

29.   Please revise to clarify why you believe that the blended multiples are the appropriate comparison for EV to LTM Revenue and EV to LTM EBITDA. It appears your blended multiples weigh Application Software Company Transactions and IT Consulting Business Company Transactions similarly. We note, however, that your software and solutions segment is 87% of your revenue for the fiscal year ended December 31, 2011.

Discounted Cash Flow Analysis, page, page 41

30.   Please revise to disclose the quantitative components that were used to calculate your weighted average cost of capital of 14.4% to 16.4%. Also, please disclose the companies that were used to calculate the betas of comparable companies.

Analyses of Implied Premia, page 42

31.   Please revise to clarify why the U.S.-listed Chinese companies that underwent or are undergoing a going private transaction are the appropriate comparative transactions and companies under the Implied Premia analysis. It is unclear, for example, whether other factors such as comparable industry, market capitalization, or companies outside of China would provide a more appropriate comparison for the Implied Premia analysis. Similarly, please clarify whether any time periods beyond 52 weeks would also be appropriate, as your share price was above the $3.90 per share merger consideration during periods in both 2011 and 2010.

General, page 43

32.   Please revise to clarify and quantify your fee arrangements with Roth. On page 44, you describe that you will pay Roth a "customary fee," of which one-half is payable if and when the merger is completed. On page B-4 of Annex B, your fairness opinion indicates that the fee is not contingent upon the consummation of the merger. It is unclear what fees will be paid to Roth, whether any of it is on a contingent basis, and how the fee arrangement was determined. Please see Item 1015(b)(4) and (5) of

Regulation M-A.

33.   Please revise to provide a description of any material relationship with Roth in the past two years, as required by Item 1015(b)(4) of Regulation M-A. We note on page 44, you indicate that the independent committee chose Roth, in part, of its familiarity with the Company. Your revisions should describe what you mean by "familiarity," including whether they have engaged in any transactions subject to disclosure under Item 1015(b)(4) with any participant in the past two years.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 83

34.   Please revise to disclose the natural person(s) that holds investment or voting power over the shares owned by Shah Capital Management, Inc.

Material U.S. Federal Income Tax Consequences, page 84

35.   We note your statement that your discussion is a summary "for general information purposes only …." Please revise this statement, as it may imply that you are not responsible for the disclosure in your proxy statement.

36.   In the appropriate places of your proxy statement, please describe the U.S. federal and PRC income tax consequences of the merger transaction on Yucheng Technologies Limited and its affiliates. See Item 1013(d) of Regulation M-A. We note your discussion on pages 84 through 87 focuses on the tax consequences to your shareholders.

Annex E: Form of Proxy Card, page E-1

37.   Please provide us a copy of your form of proxy card.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

   •   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Ling Huang, Esq.
        Cleary Gottlieb Steen & Hamilton LLP